UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SUNNYSIDE BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Thompson LLP

75 Broad Street, Suite 2120

New York, NY 10004

Attn: Benjamin S. Thompson, Esq.

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None	13D	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark M. Silber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 773,464
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 773,464
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,464
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.: None	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vecta Partners LLC (formerly known as Rhodium BA Holdings LLC)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 773,464
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 773,464
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,464
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: None	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OppCapital Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No.: None	13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D, filed on April 20, 2021, as amended by Amendment No. 1, filed on June 16, 2021, and Amendment No. 2, filed on August 26, 2021 (as amended, the “Schedule 13D”), by Mark M. Silber (“Mr. Silber”), Vecta Partners LLC (formerly known as Rhodium BA Holdings LLC), a Delaware limited liability company (“Vecta Partners”), and OppCapital Associates LLC, a Wyoming limited liability company (“OppCapital” and, together with Mr. Silber and Vecta Partners, the “Reporting Persons”). This Amendment No. 3 constitutes an exit filing for OppCApital Associates LLC.

Item 3. Source or Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock reported in Item 5 was approximately $15,662,646. The source of the funds was the personal funds of Mr. Silber.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 1, 2022 (the “Closing Date”), Vecta Partners, completed the previously announced acquisition of the Issuer, pursuant to Agreement and Plan of Merger, dated as of June 16, 2021, as amended on August 26, 2021 (the “Merger Agreement”), by and among Vecta Partners, Rhodium BA Merger Sub, Inc., a Maryland corporation (“Merger Sub”), Mark Silber, the Issuer, and Sunnyside Federal Savings and Loan Association of Irvington, a federally-chartered savings and loan association and the wholly-owned subsidiary of the Issuer (“Sunnyside Federal”). Pursuant to the Merger Agreement and subject to the terms and conditions thereof, on the Closing Date, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Vecta Partners.

Pursuant to the Merger Agreement and by virtue of the Merger, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by OppCapital Associates LLC, an affiliate of Vecta Partners, as well as shares in trust accounts, managed accounts and the like for the benefit of customers, or as a result of debts previously contracted) was converted into the right to receive $20.25 in cash, without interest. At the Effective time, all shares held by OppCapital Associates LLC were cancelled for no consideration. At the Effective Time, with the exception of certain employee stock ownership plan loans that were satisfied prior to the Effective Time, there were no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock options, stock-based performance units, agreements, arrangements, commitments or understandings, in each case, to which Issuer or any of its subsidiaries is a party.

As a result of the consummation of the Merger on the Effective Date, June 1, 2022, a change in control of the Issuer occurred and the Issuer became a wholly-owned subsidiary of Vecta Partners. Vecta Partners used cash on hand to finance the Merger. In connection with the closing of the Merger, all of the existing directors of the Issuer resigned and the following individuals designated by the Reporting Persons became directors of the Company: Mark M. Silber, Robert Geyer, Joseph Mormak, John Leo and Fredrick Schulman. In connection with the Merger, the Common Stock of the Company ceased being quoted on the OTC Pink Marketplace and the Common Stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended (the “Exchange Act”); however, the Reporting Persons currently intend to cause the Issuer to continue to voluntarily file reports under the Exchange Act.

CUSIP No.: None	13D	Page 5 of 6 Pages

The foregoing summary of the closing of the Merger does not purport to be complete and is qualified in its entirety by reference to the Current Report on Form 8-K filed with the SEC by the Issuer on June 6, 2022, which is incorporated herein by reference in its entirety.

As a result of the closing of the Merger, the Reporting Persons control the Issuer have the power to take any actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Common Stock owned by each of the Reporting Persons. The percentage set forth in row 13 on each cover page is based on 773,464 outstanding Shares as of the date hereof.

(b) See Items 7-10 of the cover pages to this Schedule 13D, which are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Common Stock. Mr. Silber is the 100% owner of Vecta Partners. Mr. Silber has the sole ultimate power to direct the disposition or voting of any of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) The Reporting Persons have effected the following transactions in the Common Stock during the past sixty days:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 6. On the Closing Date, pursuant to the Merger Agreement, all shares held by OppCapital Associates LLC were cancelled for no consideration at the Effective Time and Vecta Partners acquired 773,464 shares of Common Stock, representing all outstanding shares of Common Stock, for a purchase price of $20.25 in cash per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

(e) On June 1, 2022, upon the closing of the Merger, OppCapital Associates LLC ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 6. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

For his service on the Board of Directors of the Company, Mr. Silber will receive compensation as a director in accordance with the Company’s non-employee director compensation practices described under the “Director Fees” section of Item 11 (Executive Compensation) of Amendment No. 1 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 27, 2022.

CUSIP No.: None	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPCAPITAL ASSOCIATES LLC

/s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber*

Managing Member of its Sole Member (Mark M. Silber)
Title

June 24, 2022
Date

VECTA PARTNERS LLC

/s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber*

Managing Member
Title

June 24, 2022
Date

MARK M. SILBER

/s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber*

June 24, 2022

* Signed pursuant to the Power of Attorney attached as Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons on April 20, 2021.